UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
EXCHANGE ACT OF 1934

KEMET CORPORATION

(Name of Subject Company (Issuer))

KEMET CORPORATION

(Name of Filing Person (Issuer))

2.25% Convertible Senior Notes due 2026
(Title of Class of Securities)

488360 AA6
488360 AB4
(CUSIP Number of Class of Securities)

William M. Lowe, Jr.
Executive Vice President and Chief Financial Officer
KEMET Corporation
2835 KEMET Way
Simpsonville, South Carolina 29681
(864) 963-6300
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy  to:

H. Kurt von Moltke, P.C.
Kirkland & Ellis LLP
300 North LaSalle Street
Chicago, Illinois 60654
(312) 862-2200

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee
$52,707,813	$2,942

(*)         Calculated solely for purpose of determining the amount of the filing fee and based upon a purchase of $175,000,000 principal amount of 2.25% Convertible Senior Notes due 2026 plus accrued and unpaid interest up to, but not including, the date of payment for the Notes accepted for payment, at the tender offer price of $300 per $1,000 principal amount. The amount of the filing fee, $55.80 for each $1,000,000 of value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐                        Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date filed: Not applicable.

☐                        Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (“Schedule TO”) relates to an offer by KEMET Corporation, a Delaware corporation (the “Company”), to purchase for cash any and all of the Company’s 2.25% Convertible Senior Notes due 2026 (the “Notes”) validly tendered and accepted. The Notes were issued by the Company on November 1, 2006. The offer is made upon the terms and subject to the conditions contained in the Offer to Purchase dated May 5, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(i), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a form of which is attached hereto as Exhibit (a)(1)(ii) (which together with the Offer to Purchase constitutes the “Offer”).

The tender offer and the Company’s obligation to purchase and pay for the Notes validly tendered and not validly withdrawn pursuant to the tender offer is conditioned upon (1) at least $166,250,000 in aggregate principal amount of Notes (representing 95% of the outstanding Notes) being validly tendered and not validly withdrawn (the “Minimum Tender Condition”), (2) the receipt by the Company of the proceeds from a term loan of up to $52,500,000 pursuant to a credit facility (the “Platinum Credit Facility”) with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P., which is subject to the satisfaction or waiver of certain conditions, including the consummation of the tender offer on the terms described in the Offer to Purchase or otherwise to the satisfaction of K Financing, LLC (the “Funding Condition”) and (3) the other general conditions to the tender offer set forth in the Offer to Purchase discussed under the heading “Conditions to the Tender Offer,” being satisfied or waived on or prior to the expiration date of the Offer.

This Schedule TO is being filed in satisfaction of the requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, and as more particularly set forth below.

Item 1.  Summary Term Sheet.

The information set forth in the Offer to Purchase under the captions “Summary Term Sheet” and “Answers to Questions You May Have” is incorporated herein by reference to this Item 1.

Item 2.  Subject Company Information.

(a) Name and Address. The name of the issuer of the Notes is KEMET Corporation. The address of the Company’s principal executive offices is 2835 KEMET Way, Simpsonville, South Carolina 29681. Its telephone number is (864) 963-6300.

(b) Securities. The subject class of securities is the 2.25% Convertible Senior Notes due 2026 of the Company. As of May 4, 2009, there was $175,000,000 aggregate principal amount of the Notes outstanding.

(c) Trading Market and Price. The Notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. Certain institutions and securities dealers do provide quotations for and engage in transactions in the Notes. There is, however, no established trading market for the Notes. The information set forth in the Offer to Purchase under the caption “Market Price Information” is incorporated herein by reference in response to this Item 2(c).

Item 3.  Identity and Background of Filing Person.

(a) Name and Address. The Company is the filing person. The business address and business telephone number of the Company are set forth under Item 2(a) above. The following table lists the names of all directors and executive officers of the Company. The mailing address of each director and executive officer is: c/o KEMET Corporation, 2835 KEMET Way, Simpsonville, South Carolina 29681.

Name	Position
Per-Olof Loof	Chief Executive Officer and Director
William M. Lowe, Jr.	Executive Vice President and Chief Financial Officer
Robert R. Arguelles	Senior Vice President, Operational Excellence and Quality
Conrado Hinojosa	Senior Vice President, Tantalum Business Group
Marc Kotelon	Senior Vice President, Global Sales
Charles C. Meeks, Jr.	Senior Vice President, Ceramic Business Group
R. James Assaf	Vice President, General Counsel & Secretary
Susan B. Barkal	Vice President of Corporate Quality and Chief Compliance Officer
Michael W. Boone	Vice President, Treasurer
David S. Knox	Vice President and Corporate Controller
Daniel E. LaMorte	Vice President and Chief Information Officer
Philip M. Lessner	Vice President, Chief Technology Officer and Chief Scientist
Larry C. McAdams	Vice President, Human Resources
Daniel F. Persico	Vice President, Strategic Marketing & Business Development
Kirk D. Shockley	Vice President, Film & Electrolytic Business Group
Frank G. Brandenberg	Chairman of the Board of Directors
Dr. Wilfried Backes	Director
Gurminder S. Bedi	Director
Joseph V. Borruso	Director
E. Erwin Maddrey, II	Director
Robert G. Paul	Director
Joseph D. Swann	Director

Item 4.  Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Purchase under the captions “Summary Term Sheet,” “The Tender Offer,” “Expiration Date; Extension; Termination; Amendments,” “Procedures for Tendering Notes” and “Certain United States Federal Income Tax Considerations” is incorporated herein by reference to this Item 4(a).

(b) Purchases. To the Company’s knowledge, no officer, director or affiliate of the Company owns any Notes, and accordingly will not tender any Notes in the tender offer.

Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Issuer’s Securities. Other than set forth below and in the Offer to Purchase, neither the Company nor, to the Company’s knowledge, any person controlling the Company or, to the Company’s knowledge, any of their respective directors, managers or executive officers, is a party to any agreement, arrangement or understanding with any other person with respect to any securities of the Company (including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans guarantees against loss or the giving or withholding of proxies, consents or authorizations).

(a) Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee, which is filed as Exhibit (d)(1) to this Schedule TO and is incorporated herein by reference to this Item 5(e); and

(b) Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., which is filed as Exhibit (d)(2) to this Schedule TO and is incorporated herein by reference to this Item 5(e).

The description of the Registration Rights Agreement is set forth under the caption “Description of the Notes—Registration Rights” and the description of the Notes is set forth under the caption “Description of the Notes” in the Company’s Registration Statement filed on Form S-3 filed with the Securities and Exchange Commission (the “Commission”) on February 28, 2007 (Registration No. 333-140943) in the form in which it became effective and is incorporated herein by reference to this Item 5(e).

The Company is party to the following equity compensation plans:

(a)  1992 Executive Stock Option Plan (the “1992 Option Plan”), which is filed as Exhibit (d)(3) and (d)(4) to this Schedule TO and is incorporated herein by reference to this Item 5(e). The form of grant relating to the 1992 Executive Stock Option Plan is filed as Exhibit (d)(5) to this Schedule TO and is incorporated herein by reference to this Item 5(e).

(b)  1995 Executive Stock Option Plan (the “1995 Option Plan”), which is filed as Exhibit (d)(6) to this Schedule TO and is incorporated herein by reference to this Item 5(e).

(c)  2004 Long-Term Equity Incentive Plan (the “2004 LTIP”), which is filed as Exhibit (d)(7) to this Schedule TO and is incorporated herein by reference to this Item 5(e).

The description of the 1992 Option Plan, the 1995 Option Plan and the 2004 LTIP is set forth under the caption “Executive Compensation—Elements of Compensation, Why the Corporation Chooses to Pay Each Element and the Corporation’s 2008 Practices—Long Term Incentive Compensation” in the Company’s Proxy Statement on Schedule 14A filed with the Commission on June 25, 2008 (File No. 001-15491), which is incorporated herein by reference to this Item 5(e).

In connection with the tender offer, we have entered into certain agreements with K Financing, LLC, an affiliate of Platinum Equity Capital Partners II, L.P.  The description of these agreements is set forth in the Offer to Purchase under the caption “KEMET—Agreements with Platinum Equity” and is incorporated herein by reference to this Item 5(e).

Item 6.  Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Purchase under the captions “Answers to Questions You May Have—Information About the Tender Offer—Why is KEMET offering to purchase your Notes?” and “Purpose of the Tender Offer” is incorporated herein by reference to this Item 6(a).

(b) Use of Securities Acquired. The Notes acquired pursuant to the Offer will be retired and cancelled and will cease to be outstanding.

(c) Plans. The information set forth in the Offer to Purchase under the caption “KEMET—Agreements with Platinum Equity” is incorporated herein by reference to this Item 6(c).

Item 7.  Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Purchase under the caption “Sources and Amount of Funds,” is incorporated herein by reference to this Item 7(a).

(b) Conditions. The information set forth in the Offer to Purchase under the captions “KEMET—Agreements with Platinum Equity,” “Sources and Amount of Funds” and “Conditions to the Tender Offer” is incorporated herein by reference to this Item 7(b).

(d) Borrowed Funds. The information set forth in the Offer to Purchase under the caption “Sources and Amount of Funds,” is incorporated herein by reference to this Item 7(d).

Item 8.  Interest in Securities of the Subject Company.

(a) Securities Ownership.

2.25% Notes. None of the Company, any of the Company’s subsidiaries or, to the Company’s knowledge, any of the Company’s directors, officers or affiliates owns any of the Notes.

Common Stock. As of May 4, 2009, KEMET’s issued and outstanding Common Stock consisted of 80,867,509 shares of Common Stock. The following information with respect to the outstanding shares of Common Stock beneficially owned by each director and/or executive officer of the Company, and all beneficial owners of more than 5% of the Common Stock known to the Company is furnished as of May 4, 2009. Except as otherwise indicated below, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name.

Name	Number of Shares	% of Class

Per-Olof Loof(1)(2)	352,118	*
William M. Lowe, Jr.(1)	—	*
Robert R. Arguelles(1)	—	*
Conrado Hinojosa(1)(3)	114,011	*
Marc Kotelon(1)(4)	84,894	*
Charles C. Meeks, Jr.(1)(5)	99,011	*
R. James Assaf(1)	—	*
Susan B. Barkal(1)(6)	8,000	*
Michael W. Boone(1)(7)	71,110	*
David S. Knox(1)	—	*
Daniel E. LaMorte(1)(8)	87,479	*
Philip M. Lessner(1)(9)	59,841	*
Larry C. McAdams(1)(10)	158,564	*
Daniel F. Persico(1)(11)	12,233	*
Kirk D. Shockley(1)(12)	91,043	*
Dr. Wilfried Backes(1)	2,500	*
Gurminder S. Bedi(1)	7,500	*
Joseph V. Borruso(1)	3,600	*
Frank G. Brandenberg(1)	12,075	*
E. Erwin Maddrey, II(1)	13,787	*
Robert G. Paul(1)	13,500	*
Joseph D. Swann(1)	9,787	*
Alonim Investments Inc.(13)	4,150,000	5.13%
Berg & Berg Enterprises, LLC(14)	6,762,573	8.36%
Dimensional Fund Advisors LP(15)	6,792,861	8.40%
Joseph L. Harrosh(16)	7,171,969	8.87%

* Percentage of shares beneficially owned does not exceed one percent of class.

(1) The address of these individuals is c/o KEMET Corporation, 2835 KEMET Way, Simpsonville, South Carolina 29681.

(2) Includes a grant of restricted stock of 50,000 shares with a net share settlement of 12,500 shares deducted by the Company to satisfy Federal withholding tax obligations.

(3) The amount shown includes 107,500 shares subject to currently exercisable options. Includes a grant of restricted stock of 8,682 shares with a net share settlement of 2,171 shares deducted by the Company to satisfy Federal withholding tax obligations.

(4) The amount shown includes 77,500 shares subject to currently exercisable options.

(5) The amount shown includes 92,500 shares subject to currently exercisable options. Includes a grant of restricted stock of 8,682 shares with a net share settlement of 2,171 shares deducted by the Company to satisfy Federal withholding tax obligations.

(6) The amount shown includes 8,000 shares subject to currently exercisable options.

(7) The amount shown includes 67,500 shares subject to currently exercisable options. Includes a grant of restricted stock of 4,813 shares with a net share settlement of 1,203 shares deducted by the Company to satisfy Federal withholding tax obligations.

(8) The amount shown includes 70,000 shares subject to currently exercisable options. Includes a grant of restricted stock of 8,638 shares with a net share settlement of 2,160 shares deducted by the Company to satisfy Federal withholding tax obligations.

(9) The amount shown includes 55,730 shares subject to currently exercisable options. Includes a grant of restricted stock of 5,482 shares with a net share settlement of 1,371 shares deducted by the Company to satisfy Federal withholding tax obligations.

(10) The amount shown includes 135,000 shares subject to currently exercisable options. Includes a grant of restricted stock of 9,680 shares with a net share settlement of 2,420 shares deducted by the Company to satisfy Federal withholding tax obligations.

(11) The amount shown includes 10,000 shares subject to currently exercisable options.

(12) The amount shown includes 86,250 shares subject to currently exercisable options.

(13) According to a Schedule 13G filed with the SEC on February 13, 2009 by Alonim Investments Inc. (“Alonim”), as of March 31, 2008, Alonim is the beneficial owner of 4,150,000 shares, as to which it has sole voting power for 4,150,000 shares and sole dispositive power for 4,150,000 shares. Alonim’s address is 237 Hymus Blvd., City of Pointe Claire, Quebec, Canada H9R 5C7.

(14) According to a Schedule 13G/A filed with the SEC on January 13, 2009 by Berg & Berg Enterprises, LLC (“BBE”), as of January 6, 2009, BBE is the beneficial owner of 6,762,573 shares, as to which it has sole voting power for 6,762,573 shares and sole dispositive power for 6,762,573 shares. BBE’s address is 10050 Bandley Drive, Cupertino, CA 94014.

(15) According to a Schedule 13G/A filed with the SEC on February 9, 2009 by Dimensional Fund Advisors LP (“Dimensional”), as of December 31, 2008, Dimensional is the beneficial owner of 6,792,861 shares, as to which it has sole voting power for 6,666,881 shares and sole dispositive power for 6,792,861 shares. Dimensional’s address is Palisades West, Building One, 6300 Bee Cave Road, Austin, Texas 78746.

(16) According to a Schedule 13G/A filed with the SEC on January 7, 2009 by Joseph L. Harrosh, as of January 6, 2009, Harrosh is the beneficial owner of 7,171,969 shares, as to which he has sole voting power for 7,171,969 shares and sole dispositive power for 7,171,969 shares. Mr. Harrosh’s address is P.O. Box 6009, Fremont, CA 94538.

(b) Securities Transactions. To the Company’s knowledge, none of the Company’s directors, executive officers or persons controlling the Company or any of its subsidiaries has effected any transactions in the Notes during the past 60 days other than the acquisition of 50,000 shares of common stock by Per-Olof Loof on April 6, 2009, as reported on a Form 4 filed with the Commission on April 8, 2009.

Item 9.  Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the captions “Dealer Manager; Information Agent and Depository” is incorporated herein by reference to this Item 9.

Item 10. Financial Statements.

(a) Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for its fiscal year ended March 31, 2008, filed with the Commission on June 16, 2008 under Item 15, Exhibits and Financial Statement, Schedules and the information set forth in the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended December 31, 2008, filed with the Commission on February 9, 2009 under Item 1, Financial Statement, is incorporated herein by reference. At December 31, 2008, the net tangible book value per share of the Company’s common stock was $2.96. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The Company’s earnings to fixed charges for the indicated periods are set forth below. The information set forth below should be read in conjunction with the financial information incorporated by reference herein. The ratios of earnings to fixed charges are calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of loss before income taxes plus fixed charges. Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

	Fiscal Year Ended March 31,			Nine Months Ended
	2008		2007	December 31, 2008

Loss before income taxes	$(12,482.0)		$7,460.0	$(279,425.0)
Add fixed charges	14,451.8		7,482.4	16,186.7
Earnings	1,969.8		14,942.4	(263,238.3)
Fixed charges:
Interest expense and amortization of debt issuance costs	14,074.0		7,174.0	15,764.0
Estimated interest component of rent expense	377.8		308.4	422.7
Total fixed charges	$14,451.8		$7,482.4	$16,186.7
Ratio of earnings to fixed charges		(i)	2.00		(i)

(i)            Earnings, as defined, were insufficient to cover fixed charges by $12.5 million in the fiscal year ended March 31, 2008 and by $279.4 million in the nine months ended December 31, 2008. The losses for the nine months ended December 31, 2008 include $239.4 million in goodwill and asset impairment charges.

(b) Pro Forma Information. Not applicable

Item 11. Additional Information.

(a)  Agreements, Regulatory Requirements and Legal Proceedings.

(1)  None.

(2)  The only regulatory requirements that must be met are those imposed by applicable securities laws and the rules and regulations promulgated by the Financial Industry Regulatory Authority, Inc.

(3)  Upon exercise of the Closing Warrant or Termination Warrant, as applicable, (as each such term is defined in the Offer to Purchase), K Finance, LLC and the Company, will be required to make any necessary filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

(4)  None.

(5)  None.

(b)  Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal (Exhibits (a)(1)(i) and (a)(1)(ii)), respectively, to this Schedule TO is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 5, 2009.
(b)(1)	Credit Agreement, dated as of May 5, 2009, by and among the Company, K Financing, LLC and the other parties thereto.
(d)(1)

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.

(d)(10)	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(g)	None.
(h)	None.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KEMET CORPORATION

	By:	/s/ William M. Lowe, Jr.
	Name:	William M. Lowe, Jr.
	Title:	Executive Vice President and Chief
Financial Officer

Dated: May 5, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated May 5, 2009.
(a)(1)(ii)	Form of Letter of Transmittal.
(a)(1)(iii)	IRS Form W-9.
(a)(2)	None.
(a)(3)	None.
(a)(4)	None.
(a)(5)	Press Release, dated May 5, 2009.
(b)(1)	Credit Agreement, dated as of May 5, 2009, by and among the Company, K Financing LLC and the other parties thereto.
(d)(1)

Indenture, dated as of November 1, 2006, between the Company and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.3 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(2)

Registration Rights Agreement, dated as of November 1, 2006, by and among the Company and Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc. (incorporated by reference to Exhibit 4.2 filed with the Company’s Registration Statement on Form S-3 (Registration No. 333-140943), filed with the Commission on February 28, 2007).

(d)(3)	1992 Executive Stock Option Plan, (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).
(d)(4)

Amendment No. 1 to KEMET Corporation 1992 Key Employee Stock Option Plan effective October 23, 2000 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000).

(d)(5)

Form of Grant of Nonqualified Stock Option, dated April 6, 1992, by and between the registrant and each of the executives listed on the schedule attached thereto (incorporated by reference to Exhibit 10.12.1 to the Company’s Registration Statement on Form S-1 Reg. No. 33-48056).

(d)(6)

1995 Executive Stock Option Plan by and between the registrant and each of the executives listed on the schedule attached hereto (incorporated by reference to Exhibit 10.33 to the Company’s Annual Report on Form 10-K for the year ended March 31, 1996).

(d)(7)	2004 Long-Term Equity Incentive Plan (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form S-8 Reg. No. 333-123308).
(d)(8)	Form of Closing Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(9)	Form of Termination Warrant to K Financing, LLC for Purchase of Stock of the Company.
(d)(10)	Form of Investor Rights Agreement, by and between the Company and K Financing, LLC.
(d)(11)	Form of Corporate Advisory Services Agreement, by and between the Company and Platinum Equity Advisors, LLC.
(g)	None.
(h)	None.